

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 11, 2008

Mr. Neil Cole, President and CEO
Iconix Brand Group, Inc.
1450 Broadway #4
New York, New York 10018

> **Re:** **Iconix Brand Group, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-10593**

Dear Mr. Cole:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Healthcare Services